Exhibit 15.3

CHINA NATURAL RESOURCES REPORTS FULL YEAR 2024 RESULTS

HONG KONG, May 15, 2025 – China Natural Resources Inc. (NASDAQ: CHNR) (the “Company”) today announced its results of operations for the year ended December 31, 2024. For the convenience of the reader, amounts in Chinese Yuan (“CNY”) have been translated into United States dollars (“US$”) at the rate of US$1.00 = CNY7.2980 as quoted by www.ofx.com on December 31, 2024, except as otherwise disclosed.

Mr. Wong Wah On Edward, Chairman of the Company, commented, “We are prudently investing in our exploration activities as we continue to evaluate the further value from the Wulatehouqi Moruogu Tong Mine. The intensifying trade frictions and geopolitical tensions significantly and adversely impact market sentiment and the world economy. Despite the challenges, we are evaluating to leverage our mining expertise as we continue to execute on our long-term business strategy and build value for our shareholders.”

Financial Results for the Twelve Months Ended December 31, 2024

Administrative expenses decreased by CNY5.68 million (US$0.78 million) from CNY12.88 million for the year ended December 31, 2023 to CNY7.20 million (US$0.99 million) for the year ended December 31, 2024. The decrease was mainly caused by the decrease of professional fees (mainly legal and audit fees) as a result of expense control.

Other income decreased by CNY3.74 million (US$0.51 million) from CNY3.74 million for the year ended December 31, 2023 to CNY2.00 thousand for the year ended December 31, 2024. The decrease in other income was mainly caused by government compensation received in 2023 for termination of 5 mine exploration rights in Dengkou County, Inner Mongolia Autonomous Region.

Fair value gain on financial instruments, net increased by CNY3.15 million (US$0.43 million) from CNY0.85 million for the year ended December 31, 2023 to CNY4.00 million (US$0.55 million) for the year ended December 31, 2024. The increase was caused by the fluctuation of fair values of the Company’s outstanding warrants.

The loss for the year from discontinued operations, net of tax decreased by CNY4.11 million from CNY4.11 million for the period ended July 31, 2023 to nil for the year ended December 31, 2024. The decrease was a result of the disposal of PSTT in 2023.

As a result of the foregoing, our net loss decreased by CNY9.28 million (US$1.27 million), from CNY12.44 million for the year ended December 31, 2023 to CNY3.16 million (US$0.43 million) for the year ended December 31, 2024.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

CONTINUING OPERATIONS
Administrative expenses	(25,248)	(12,883)	(7,199)	(986)
Other income	699	3,742	2	1
Fair value gain on financial instruments, net	1,007	847	3,996	548
Finance costs	191	(48)	(28)	(4)
Finance income	13	5	69	9

LOSS BEFORE INCOME TAX	(23,338)	(8,337)	(3,160)	(432)

Income tax expense	—	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	(23,338)	(8,337)	(3,160)	(432)

DISCONTINUED OPERATIONS
(Loss)/profit for the year from discontinued operations, net of tax	1,042	(4,106)	—	—

LOSS FOR THE YEAR	(22,296)	(12,443)	(3,160)	(432)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(23,338)	(8,337)	(3,160)	(432)
From discontinued operations	(1,285)	(5,504)	—	—
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	2,327	1,398	—	—

LOSS FOR THE YEAR	(22,296)	(12,443)	(3,160)	(432)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- For loss from continuing operations	(2.85)	(1.01)	(0.33)	(0.04)
- For loss from discontinued operations	(0.15)	(0.67)	—	—
- Loss per share	(3.00)	(1.68)	(0.33)	(0.04)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands)

	Year Ended December 31,
	2022	2023	2024	2024
	CNY	CNY	CNY	US$

LOSS FOR THE YEAR	(22,296)	(12,443)	(3,160)	(432)

Other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	(8,094)	(2,810)	(4,053)	(556)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	9,593	1,421	5,590	766

Total other comprehensive (loss)/income for the year, net of tax	1,499	(1,389)	1,537	210

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(20,797)	(13,832)	(1,623)	(222)

Attributable to:
Owners of the Company
From continuing operations	(21,839)	(9,726)	(1,623)	(222)
From discontinued operations	(1,285)	(5,504)	—	—
Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	2,327	1,398	—	—

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(20,797)	(13,832)	(1,623)	(222)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands)

	December 31,
	2023	2024	2024
	CNY	CNY	US$

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	53	49	7
Right-of-use assets	346	—	—
Other non-current assets	247,530	256,484	35,144

TOTAL NON-CURRENT ASSETS	247,929	256,533	35,151

CURRENT ASSETS
Prepayments	1,107	1,242	170
Other receivables	18	32	4
Cash and cash equivalents	4,753	3,082	422

TOTAL CURRENT ASSETS	5,878	4,356	596

TOTAL ASSETS	253,807	260,889	35,747

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands)

	December 31,
	2023	2024	2024
	CNY	CNY	US$

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	100	280	38
Other payables and accruals	82,610	3,536	485
Derivative financial liabilities	—	2,138	293
Lease liabilities	360	—	—
Due to related companies	9,069	11,361	1,557
Due to the Shareholder	85,673	—	—

TOTAL CURRENT LIABILITIES	177,812	17,315	2,373

NON-CURRENT LIABILITIES
Other payables	—	76,945	10,543
Due to the Shareholder	—	78,567	10,766

TOTAL NON-CURRENT LIABILITIES	—	155,512	21,309

TOTAL LIABILITIES	177,812	172,827	23,682

EQUITY
Issued capital	450,782	450,782	61,768
Other capital reserves	758,775	772,465	105,845
Accumulated losses	(1,122,851)	(1,126,011)	(154,291)
Other comprehensive losses	(10,711)	(9,174)	(1,257)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	75,995	88,062	12,065
NON-CONTROLLING INTERESTS	—	—	—

TOTAL EQUITY	75,995	88,062	12,065

TOTAL LIABILITIES AND EQUITY	253,807	260,889	35,747

The condensed consolidated statements of profit or loss of the Company for the year ended December 31, 2024 and 2023, and the condensed consolidated statements of financial position of the Company as of December 31, 2024 and December 31, 2023, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The condensed consolidated statements of profit or loss and the condensed consolidated statements of financial position have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024 contained in the Company’s Annual Report on Form 20-F as filed with the Commission on May 15, 2025.

About China Natural Resources:

China Natural Resources, Inc. (NASDAQ: CHNR) is currently a holding company that operated in exploration and mining business. Upon the completion of Precise Space-Time Technology disposition on July 28, 2023, the Company is engaged in the acquisition and exploitation of mining rights in Inner Mongolia, including exploring for lead, silver and other nonferrous metal, and is actively exploring business opportunities in other non-natural resource sectors. In 2023, China Natural Resources agreed to acquire Williams Minerals, which operates a lithium mine in Zimbabwe, for a maximum consideration of US$1.75 billion. Currently, we are actively working with all involved parties to close the deal by December 2025. Williams Minerals is owned by China Natural Resources’ controlling shareholder, Feishang Group Limited, and a non-affiliate, Top Pacific (China) Limited.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to: the potential presented by the exploration and mining sector in the People’s Republic of China (the “PRC”) and other industry sectors in the PRC generally; the impact on the Company’s financial position, growth potential and business of in the sale of Precise Space-Time Technology and Shanghai Onway specifically; the experience, supply chain and customer relationships and market insights of the Precise Space-Time Technology team; and the Company’s ability to locate and execute on strategic opportunities in non-natural resources sectors. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Company’s Wulatehouqi Moruogu Tong Mine in Inner Mongolia; uncertainties regarding our ability to acquire a mining permit and to extract mineral reserves located in the Moruogu Tong Mine in an economically feasible manner; uncertainties related to our ability to fund operations and capital expenditures; uncertainties relating to the acquisition of Williams Minerals that were not discovered by us through our due diligence investigation; uncertainties related to the completion of the acquisition of Williams Minerals which is conditional upon satisfaction or waiver of various conditions; failure to complete the acquisition of Williams Minerals may have a material adverse effect on the Company’s business, financial condition and results of operations; uncertainties related to the realization of the anticipated benefits associated with it; the potential lack of appetite for the Company’s current holdings as consideration for a transaction; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of climate change on our operations and business; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to governmental, economic and political circumstances in the PRC; uncertainties related to the Company’s ability to fund operations; uncertainties related to possible future increases in operating expenses, including costs of labor and materials; uncertainties related to the political situation between the PRC and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

For more information please contact:

Zhu Youyi, Chief Financial Officer

Phone: 011-852-2810-7205

cfo@chnr.net